SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

CONTENTS

1	2Q21 HIGHLIGHTS	4
1.1	BRASKEM – CONSOLIDATED:	4
1.2	BRASKEM – HIGHLIGHTS BY SEGMENT 2Q21	5
2	OPERATING PERFORMANCE IN 2Q21 BY SEGMENT	6
2.1	BRAZIL	6
2.2	UNITED STATES & EUROPE	15
2.3	MEXICO	18
3	CONSOLIDATED PERFORMANCE 2Q21	22
A)	REVENUE BY REGION	22
B)	CONSOLIDATED COGS	23
C)	OTHER NET REVENUE (EXPENSES)	23
D)	RECURRING OPERATING RESULT	24
E)	NET FINANCIAL RESULT	24
F)	FREE CASH FLOW	26
G)	LIQUIDITY & CAPITAL RESOURCES	27
H)	INVESTMENTS & VALUE CREATION	30
4	2030 & 2050 COMMITMENTS	33
4.1	HEALTH & SAFETY	33
4.2	FINANCIAL & ECONOMIC RESULTS	34
4.3	ELIMINATING PLASTIC WASTE	35
4.4	COMBATING CLIMATE CHANGE	35
4.5	OPERATIONAL ECO-EFFICIENCY	36
4.6	SOCIAL RESPONSIBILITY & HUMAN RIGHTS	37
4.7	SUSTAINABLE INNOVATION	37
5	CAPITAL MARKETS	38
5.1	RATING	39
5.2	BRASKEM MODELING – OUTLOOK 3Q21 vs. 2Q21	39
5.3	INDICATORS	40
LIST OF ANNEXES:		41

2

FORWARD-LOOKING STATEMENTS

This Earnings Release may contain forward-looking statements. These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact from the geological event in Alagoas and related legal procedures and from COVID on the Company's business, financial condition and operating results. The words “foresee”, “believe”, “estimate”, “expect”, “plan” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures and the unprecedented impact from COVID on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM).

3

Braskem reports recurring Operating Result in 2Q21 of US$1,776 million, up 40% on 1Q21

Corporate leverage reaches 1.10x at the end of the second quarter of 2021

1.	2Q21 HIGHLIGHTS
1.1	BRASKEM – CONSOLIDATED:

▪	In 2Q21, the Company’s recurring Operating Result was US$1,776 million, 40% higher than 1Q21, mainly due to: (i) better international spreads for PE, PVC and main chemicals in Brazil, for PP in the United States and Europe and for PE in Mexico; and (ii) higher sales volumes of PP in the United States and PE in Mexico. Compared to the same quarter last year, recurring Operating Result in U.S. dollar increased 530%, due to: (i) better international spreads for main chemicals in Brazil and resins in all regions; and (ii) higher sales volume of resins and main chemicals in Brazil and PP in the United States and Europe. In Brazilian real, recurring Operating Result was R$9,400 million, 35% and 522% higher than in 1Q21 and 2Q20, respectively, due to the appreciation of Brazilian real against U.S. dollar.
▪	In the quarter, the Company recorded net profit[1] of R$7,424 million, 198% higher than 1Q21, representing R$12.47 per common share and class “A" preferred share[2].
▪	The Company’s free cash flow generation was R$1,554 million and the free cash flow yield was 12.7% in 2Q21.
▪	In line with the continuous commitment to financial health and to regaining investment grade rating, the Company continued to reduce its corporate leverage, measured as the ratio of net debt to recurring Operating Result[3] in U.S. dollar, which ended 2Q21 at 1.10x, a decrease of 39% in relation to 1Q21 (1.80x).
▪	In May, the risk rating agency Fitch Ratings upgraded Braskem’s outlook to positive and reaffirmed its risk rating on the global scale of BB+. Furthermore, in July, the risk rating agency Moody’s upgraded Braskem’s outlook to stable and reaffirmed its risk rating on the global scale of Ba1.

1 Based on net income (loss) attributable to the shareholders of the Company.

2 For the class “B” preferred shares, the amount is R$0.61 per share.

3 Excludes the Project Finance in Mexico and based on recurring Operating Result.

4

▪	In the quarter, given its strong cash position and to reduce its gross debt, the Company concluded several operations totaling US$643 million. In the year, the Company reduced in approximately US$1.7 billion its corporate gross debt, considering the operations performed in July.
▪	The Company’s class “A" preferred shares (BRKM5) registered a price gain of approximately 153% in the 1st semester of the year[4].

ESG

▪	In line with the UN Sustainable Development Goals for 2030, Braskem undertook new commitments. The company’s macro goals are structured in seven dimensions: (i) Health and Safety; (ii) Economic and Financial Results; (iii) Eliminating Plastic Waste; (iv) Combating Climate Change; (v) Operating Eco-efficiency; (vi) Social Responsibility and Human Rights; and (vii) Sustainable Innovation.
▪	In May, the Company launched the Integrated Report 2020, which was designed to follow the reporting standards of the Global Reporting Initiative (GRI), the International Integrated Reporting Council (IIRC) and, for the first time, the Sustainability Accounting Standards Board (SASB).
▪	Until June, the recordable and lost-time injury frequency rate stood at 0.86 (events/million hours worked), which is 73.5% below the industry average[5], while the Tier 1 process safety accident rate was 0.08 (events/million hours worked), down 27% from the prior-year period.
▪	The Extraordinary Shareholders Meeting held in July approved the reform and restatement of the Company’s Bylaws to transform the Compliance Committee into the Compliance and Statutory Audit Committee (CCAE) as part of the ongoing improvements to corporate governance practices of the Company. Creating a CCAE is a recommendation of the Brazilian Corporate Governance Code that is received by the Securities and Exchange Commission of Brazil (CVM) in CVM Instruction 480/09. This committee will be formed by independent members, with two external members appointed from a list selected by a headhunter company.

1.2	BRASKEM – HIGHLIGHTS BY SEGMENT 2Q21

BRAZIL

▪	The recurring Operating Result was US$1,127 million (R$5,979 million), 20% and 429% higher than in 1Q21 and 2Q20, respectively, mainly due to the wider spreads in the international market for PE, PVC and main chemicals. The segment accounted for 62% of the Company’s consolidated recurring Operating Result.
▪	On July 15, the President of the Republic sanctioned and converted into Federal Law 14,183/2021 the text approved by the National Congress that provides for a gradual reduction in the Special Regime for the Chemical Industry (REIQ) over four years, with it completely extinguished by January 1, 2025.

UNITED STATES & EUROPE

▪	The recurring Operating Result was US$492 million (R$2,590 million), 56% and 1,091% higher than in 1Q21 and 2Q20, respectively, reflecting the wider spreads in the international market for PP in both regions and the higher sales volume in the United States. The segment accounted for 27% of the Company’s consolidated recurring Operating Result.

4 Year-to-date through June 30, 2021.

5 The industry average is 3.25 per million hours worked, according to the American Chemistry Council. The most recent data refers to 2018.

5

▪	In the quarter, in line with its strategy of forging partnerships and close relations with clients and strengthening the petrochemical chain, Braskem reported PP sales volume of approximately 448,000 tons in the United States, setting a new quarterly record.

MEXICO

▪	The recurring Operating Result was US$200 million (R$1,060 million), 113% and 186% higher than in 1Q21 and 2Q20, respectively, due to the higher spreads in the international market for PE. The segment accounted for 11% of the Company’s consolidated recurring Operating Result. Additionally, compared to 1Q21, the result is higher due to the increase in PE sales volume.
▪	To complement the supply of ethane by Pemex, Braskem Idesa continued to import ethane from the United States. Currently, Fast Track’s expected capacity in Mexico is approximately 20,000 barrels of ethane per day, and in June 2021 the Company imported 16,500 barrels of ethane per day on average, which represents around 83% of Fast Track’s current capacity. In 2Q21, Braskem Idesa imported 8,800 barrels of ethane per day on average, due to the unscheduled shutdown during May at the petrochemical complex in Mexico given a specific instability in power supply to Braskem Idesa. Moreover, the Company keeps working in the conclusion of capacity expansion of Fast Track 2.0 to 26,000 barrels of ethane per day in the United States which should be concluded during 3Q21.

2.	OPERATING PERFORMANCE IN 2Q21 BY SEGMENT
2.1	BRAZIL
2.1.1	PETROCHEMICAL SPREADS

▪	PE Spread[6]: increase compared to 1Q21 (+23%). The higher PE price in the United States was due to: (i) healthy demand, explained primarily by the changes in consumer habits caused by COVID that continue to influence the market, driving, for example, demand for packaging, and inventory rebuilding in the production chain; and (ii) the weaker-than-expected recovery in PE supply in the United States, following the impacts from the Uri Winter Storm on the U.S. Gulf Coast, which affected producers with unscheduled shutdowns and feedstock supply constraints. The naphtha price also increased, due to higher oil prices in the international market in the period driven by expectations of a global economic recovery and optimism on demand for the commodity as physical distancing measures to combat COVID are gradually suspended in some regions in the world. In relation to the prior-year quarter, the spread increased 174%, mainly due to the impacts of COVID on demand for petrochemical products in 2Q20.

6 (US PE Price – naphtha ARA price)*82%+(US PE Price – 50% U.S. ethane price – 50% US propane price)*18%.

6

▪	PP Spread[7]: decrease compared to 1Q21 (-14%). The lower PP price in Asia was mainly due to: (i) the COVID crisis in India and Southeast Asia, which led PP supply to be redirected to China, oversupplying the region; and (ii) the increase of imports from the Middle East, increasing the supply in Asia. As mentioned above, the feedstock’s price was influenced by the dynamics of oil prices in the international market. In relation to the same quarter last year, the spread increased 14%, mainly due to the impacts of COVID on demand for petrochemical products and resins in 2Q20.
▪	PVC Par Spread[8]: the par spread in 2Q21 increased 40% in relation to 1Q21, mainly due to the higher PVC price in Asia due to maintenance shutdowns at local producers, which decreased the region’s supply in the period.
▪	Main Chemicals Spread[9]: increase compared to 1Q21 (+34%). The prices of practically all main basic chemicals increased, influenced by higher oil and naphtha prices in the international market and the impact from Winter Storm Uri in the United States, which adversely affected the supply of products in the region. Among main chemicals, the highlights were benzene in the United States, which ended the period up 56%, due to the lower import volumes and healthy demand for the product in the region, and butadiene in the United States, which ended the period up 27%, reflecting the producers operating problems in the United States and the maintenance of the healthy demand. In relation to the same quarter last year, the spread of main chemicals increased 120%, mainly due to supply constraints.

2.1.2	OPERATIONAL OVERVIEW

a) Resin demand in the Brazilian market (PE, PP and PVC): weaker compared to 1Q21 (-7%), mainly due to the normalization of demand in some sectors, such as construction, packaging, consumer goods and others, but remained at healthy levels. In relation to the prior-year quarter, demand increased (+34%) due to the economic slowdown in 2Q20 influenced by COVID.

b) Average utilization rate of petrochemical crackers: reduction in relation to 1Q21 (-6 p.p.), mainly due to the scheduled general maintenance shutdown carried out over 63 days at the petrochemical complex in ABC, São Paulo. Compared to 2Q20, the utilization rate increased (+6 p.p.) given the normalization of operations after the need to temporarily reduce production at the petrochemical crackers in Brazil in 2Q20 due to weaker demand and the destocking trend in the petrochemical and plastics production chains caused by COVID.

7 PP Asia Price – Naphtha ARA price.

8 The PVC Par spread better reflects the profitability of the Vinyls business, which is more profitable compared to the temporary/non-integrated business model of 2019/20, under which the Company imported EDC and caustic soda to keep serving its clients. Its calculation is PVC Asia Price - (0.23*3*naphtha ARA price) - (EDC USA price*0.832).

9 Average price of main base chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), according to the capacity mix of Braskem’s industrial units in Brazil) - Naphtha ARA price.

7

c) Resin sales volume: in the Brazilian market, decreased compared to 1Q21 (-17%), explained by: (i) the normalization of demand in the region, but remaining at healthy levels; and (ii) the reduction in market share mainly due to the scheduled general maintenance shutdown of the petrochemical complex in ABC, São Paulo and the increase in imports volume. Compared to 2Q20, sales volume increased (+10%), mainly due to the normalization of demand in the Brazilian market, which in 2Q20 was affected by the economic slowdown caused by COVID.

Export volume increased in relation to 1Q21 (+4%), mainly due to the higher volume of PE available for sale in the international market, given the weaker demand and lower sales volume in the domestic market. Compared to 2Q20, export volume decreased (-46%), explained by the lower volume of resins available for export due to the normalization of demand in the Brazilian market, which in 2Q20 was affected by the economic slowdown caused by COVID.

d) Main chemicals sales volume: in the Brazilian market, sales volume decreased in relation to 1Q21 (-10%), due to the lower product availability. Compared to 2Q20, sales volume in the Brazilian market increased (+51%), reflecting the higher product availability and stronger demand.

Export volumes increased in relation to 1Q21 (+18%), explained by higher export volumes of benzene due to opportunities in the external market. Compared to 2Q20, exports volume decreased (-37%), due to lower availability explained by the greater allocation of sales in the domestic market.

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2.1.3	SITUATION IN ALAGOAS
a)	Operational

Average PVC utilization rate: considering the plants in Alagoas and Bahia, the capacity utilization rate stood at 71%, lower than in 1Q21 (-2 p.p.), mainly due to the scheduled maintenance shutdown at the PVC plant in Alagoas, which started on June 13 and lasted around four weeks.

PVC sales volume: PVC sales in the Brazilian market amounted to 106 ktons, lower than in 1Q21 (-19%), due to weaker demand for the product in the country. Compared to 2Q20, the increase (+8%) is explained by the economic slowdown in 2Q20 due to COVID. The Company imported 37 kt of caustic soda in 2Q21, 5 kt less than in 1Q21.

b)	Investment in resuming operations at chlor-alkali and EDC plants

To restart its chlor-alkali operations, the Company completed the implementation of a project to outsource sea salt for use as feedstock in the chlor-alkali plants in Alagoas. The estimated cost of the project is approximately R$68 million, of which R$64.9 million already had been invested as of 2Q21. In February 2021, after concluding the commissioning process in accordance with the applicable safety standards, the Company announced the resumption of production of chlor-alkali and dichloroethane.

In 2Q21, the volume of caustic soda production was approximately 53 kt, accounting for 47% of the capacity utilization rate, considering the plant’s full capacity. The restarting of operations was planned in phases, initially with two production cell groups, with the start of the third cell group expected during the fourth quarter of 2021.

c)	Geological phenomenon - Alagoas

Based on its assessment and on that of its external legal advisors and considering the short- and long-term effects of the technical studies, the existing information and the best estimate of the expenses with implementing the various measures related to the geological event in Alagoas, on June 30, 2021, the Company recorded a provision of R$7,669 million, R$4,470 million of which under current liabilities and R$3,199 million under non-current liabilities. On December 31, 2020, the provision was R$9,176 million, with R$4,350 million under current liabilities and R$4,826 million under non-current liabilities.

The following table shows the changes in the provision in the period:

9

The amounts included in the provision can be divided into the following action fronts:

a.	Support for relocating and compensating the residents and owners of the properties located in the risk protection and monitoring areas, including properties that require special measures for their relocation, such as hospitals, schools and public equipment.

For this action front, a provision was accrued in the amount of R$4,178 million (R$4,154 million net of the adjustment to fair value), which comprises expenses related to the relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for compensation of the residents and third parties affected.

b.	Actions for closing and monitoring the salt wells. Based on the findings of sonar and technical studies, Braskem has defined stabilization and monitoring actions for all 35 existing salt mining wells. For four of them, the recommendation is that they be filled with solid material, a process that should take three years. For the 31 remaining wells, the actions recommended are: conventional closure using the buffering technique, which consists of pressuring the cavity and is a method adopted worldwide for cavities post-operation; confirmation of the status of natural filling; and, for certain wells, monitoring using sonar. The monitoring system implemented by Braskem envisages actions to be developed during and after closure of the wells, including: (i) sonar monitoring or pressure and temperature measuring in the salt caverns; (ii) subsidence monitoring system; (iii) monitoring of vibrations using seismographs and microseismographs; and (iv) monitoring by tiltmeter and inclinometer.

The Company’s actions are based on technical studies conducted by outsourced specialists, with the recommendations presented to the competent authorities. The Company is implementing the actions approved by the ANM.

The plans to close wells have a certain level of uncertainty, given that they may be updated until the cavities reach stabilization. Continuous monitoring is essential for confirming the results of the current recommendations. In addition, the conclusion of the studies to confirm the natural filling of certain cavities and the assessment of the future behavior of the cavities to be monitored using sonar could indicate the need for certain additional measures to stabilize them.

The total provision for implementing the measures planned for the 35 wells is R$1,393 million (R$1,383 million net of adjustment to fair value). The amount was calculated based on existing techniques and the solutions planned for the current conditions of the wells, including expenses with technical studies and monitoring the wells. The amount of the provision may be changed in the future, in accordance with the results of the monitoring of the wells, the progress on implementing the plans to close wells, the monitoring of the ongoing measures and other possible natural alterations.

Definition of the measures required for recovering areas potentially impacted by the geological phenomenon depends on a more concrete diagnosis of the area’s situation and further discussion between the Company and the competent authorities (including the ANM).

10

c.	Social and urbanistic measures, under the Agreement for Socio-Environmental Reparations signed on December 30, 2020, with the allocation of R$1,580 million to adopting actions and measures in the vacated areas as well as urban mobility and social compensation actions, with R$300 million allocated to compensation for social damages and collective pain and suffering, as well as possible contingencies related to actions in the vacated areas and urban mobility actions. The amount of the provision is R$1,533 million (R$1,474 million net of adjustment to present value).
d.	Additional measures, whose provision amounts to R$668 million (R$657 million net of adjustment to present value), for expenses with: (i) actions related to the Technical Cooperation Agreements entered into with the Civil Defense; (ii) hiring of external advisors to support the execution of the relocation actions and compensation for the families; (iii) infrastructure for assisting residents (Residents Center); (iv) expenses with managing the event in Alagoas relating to communication, compliance, legal services, etc.; and (v) other matters classified as a present obligation for the Company, even if not yet formalized.

The Company’s provisions are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including: timing changes; extension and form of execution; effectiveness of action plans, and the conclusion of current and future studies that indicate the recommendations of experts and other new developments on the topic.

Braskem continues to face and could still face various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the individual proposal of the agreement, as well as potential claims by public utility concessionaires.

The measures related to the mine closure plans are subject to the analysis and approval by the ANM, monitoring of the results of the measures under implementation as well as changes related to the dynamic nature of geological events.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, to be financed by Braskem, will be defined after conclusion of the Environmental Diagnosis by a specialized and independent company. At this time, it is impossible to predict the outcome of these Environmental Diagnosis studies or their potential implications for additional disbursements to the costs already provisioned for by the Company.

Furthermore, the Socio-Environmental Reparation Agreement envisages the potential adherence by other parties, including the Municipal Government of Maceió. To this end, the Company has been conducting additional analyzes and is currently being negotiated with the Municipal Government of Maceió. To date, the Company is unable to predict the results and the deadline to the conclusion of any discussions or any of their associated costs.

Therefore, Braskem cannot eliminate the possibility of future developments related to the topic or related expenses, and the costs to be incurred by it may differ from its estimates.

The Company is negotiating with its insurers the coverage of its insurance policies. The payment of compensation will depend on a technical assessment of the insurance coverage under these policies, acknowledging the complexity of the matter. As such, no payment of compensation was recognized in the quarterly information of the Company.

For more information, see note 24 (“Geological event - Alagoas”) of the Consolidated Financial Statements of June 30, 2021.

d)	Financial Compensation and Support for Relocation Program

As of July 2021, around 13,800 properties had been vacated in the areas specified in the Agreement to Compensate Residents, representing 96% of the families. Regarding the bank account specifically for funding the Financial Compensation and Support for Relocation Program (“PCF”), in the amount of R$1.7 billion, approximately R$1.3 billion already had been disbursed as of end-July. The expenses include mainly financial aid for relocation, rent allowance, compensation for pain and suffering, damages and attorney fees.

11

In addition, in connection with the Agreement for Compensation of Residents, the Company and the DPE, MPF, MPE and DPU agreed to the transfer of R$1 billion to Braskem’s bank account specifically for funding the PCF, in 10 monthly installments of R$100 million each, starting in January 2021, being held around the 15th of each month.

2.1.3.1	FINANCIAL OVERVIEW

A) NET REVENUE: increases in Brazilian real (+9%) and U.S. dollar (+13%) compared to 1Q21, explained by the higher prices for PE, PVC and main chemicals in the international market.

Compared to 2Q20, the increases in Brazilian real (+124%) and U.S. dollar (+127%) are explained by the higher price for resins and main chemicals in the international market and by the higher sales volume of main chemicals.

Sales by sector (%)

12

Sales by region (% in tons)

B) COST OF GOODS SOLD (COGS): increases in Brazilian real (+4%) and U.S. dollar (+7%) compared to 1Q21, explained mainly by the higher prices for the main feedstocks (naphtha and ethane) in the international market, influenced by the higher prices for oil and natural gas.

Compared to 2Q20, the increases in Brazilian real (+63%) and U.S. dollar (+66%) are mainly explained by the higher prices for the main petrochemical feedstocks (naphtha, ethane and propane) in the international market, influenced primarily by the higher prices for oil and natural gas and by the higher sales volume of main chemicals.

13

In the quarter, COGS was affected by the PIS/COFINS tax credit on feedstock purchases (REIQ) in the amount of approximately US$66 million (R$350 million) and by the Reintegra tax credit in the amount of approximately US$0.5 million (R$2.9 million).

On July 15, the President of the Republic sanctioned the proposed text by the National Congress in the Conversion Law Project no 12/2021, arising from the approved modifications of Provisional Measure 1,034/2021, that provides for a gradual reduction in Special Regime for the Chemical Industry (REIQ) over four years, with it extinguished as of January 1, 2025, being it converted into Federal Law 14,183/2021. The gradual reduction of REIQ will be as the table below:

C) SG&A Expenses: in U.S. dollar, increases compared to 1Q21 (+10%) and 2Q20 (+4%), mainly due to the higher expenses with third parties.

D) RECURRING OPERATING RESULT: accounted for 62% of the Company’s recurring consolidated Operating Result.

14

2.2	UNITED STATES & EUROPE
2.2.1	PETROCHEMICAL SPREADS

▪	U.S. PP Spread[10]: increase compared to 1Q21 (+33%). The PP price in the United States increased mainly due to: (i) strong demand, driven by the gradual relaxation of physical distancing measures related to COVID due to the speed of the vaccination campaign; and (ii) the lower-than-expected recovery in PP supply in the region after the impacts from Winter Storm Uri on the U.S. Gulf Coast. The propylene price in the United States decreased, since the recovery in production affected by Uri on the region occurred already in late 1Q21. In relation to the same quarter last year, the spread increased 110%, mainly due to the impacts of COVID on demand for petrochemical products and resins in 2Q20.
▪	PP Spread in Europe[11]: increase compared to 1Q21 (+64%). The PP price in Europe increased mainly due to: (i) healthy demand, supported by the demand for consumer goods and packaging; and (ii) the PP shortage in the region, due to scheduled and unscheduled shutdowns at producers in the region and the lower inflows of imported products. The propylene price also increased, explained by the shortage caused by scheduled shutdowns at local producers and by the growth in demand, but which lagged the increase in the PP price. In relation to the prior-year quarter, the spread increased 117%, explained mainly by the impacts of COVID on demand for petrochemical products and resins in 2Q20.

2.2.2	OPERATIONAL OVERVIEW

a) Demand for PP: in the United States, demand for PP increased in relation to 1Q21 (+16%), due to the recovery in industrial operations after the impacts from Winter Storm Uri on the region and the gradual relaxation of physical distancing measures related to COVID. Compared to 2Q20, the increase (+27%) is explained by the economic slowdown in that quarter due to COVID.

In Europe, the reduction in relation to 1Q21 (-9%) is explained by weaker demand from the automotive industry due to the shortage in electronic chips used to make vehicles and by the expectations of a normalization in international PP prices in the region as of the second semester. Compared to 2Q20, the increase (+4%) is explained by the economic slowdown in that quarter due to COVID.

10 U.S. PP – U.S. propylene price

11 EU PP – EU propylene price

15

b) Average utilization rate of PP plants: in the United States, the utilization rate increased in relation to 1Q21 (+20 p.p.), reflecting the normalization of production after the impacts from Winter Storm Uri on the U.S. Gulf Coast in 1Q21. Compared to 2Q20, the rate increased (+8 p.p.) given the normalization of operations after the need to reduce temporarily production at the PP plants in the United States in 2Q20, due to weaker demand and the destocking trend in the petrochemical and plastics production chains caused by COVID.

In Europe, the utilization rate increased in relation to 1Q21 (+3 p.p.) explained by the inventory rebuilding effect and meeting demand in the region. Compared to 2Q20, the utilization rate increased (+14 p.p.), reflecting the normalization of operations after the weaker demand from the automotive industry in the region in 2Q20 caused by COVID.

c) PP sales volume: in the United States, the increase in relation to 1Q21 (+14%) is explained by the higher product availability in the period. Compared to 2Q20, the increase (+26%) is mainly due to the expansion in production capacity after the commercial startup of the new PP plant (Delta) in the region in September 2020.

In Europe, sales volume remained practically in line with 1Q21 (-1%). Compared to 2Q20, the increase (+14%) is due to the higher product availability in the period.

16

2.2.3	FINANCIAL OVERVIEW

A) NET REVENUE: increases in Brazilian real (21%) and in U.S. dollar (26%) compared to 1Q21 and increases in Brazilian real (179%) and in U.S. dollar (184%) compared to 2Q20, explained by the higher PP price in the United States and Europe and by the higher PP sales volume in the United States.

B) COST OF GOODS SOLD (COGS): increases in U.S. dollar (+16%) and Brazilian real (+11%) compared to 1Q21, due to: (i) the higher sales volume in the United States; and (ii) the higher propylene price in Europe.

In relation to 2Q20, the increases in U.S. dollar (+116%) and Brazilian real (+112%) are explained by: (i) the higher propylene price in the United States and Europe; and (ii) the higher sales volume in the United States and Europe.

17

C) SG&A Expenses: in U.S. dollar, in line with 1Q21 (+2%). Compared to 2Q20, expenses increased (+17%), mainly due to the higher expenses with logistics and storage and with selling.

D) RECURRING OPERATING RESULT: accounted for 27% of the Company’s recurring consolidated Operating Result.

2.3	MEXICO
2.3.1.1	PETROCHEMICAL SPREADS

▪	North America PE Spread[12]: increase compared to 1Q21 (+23%). The higher PE price in the United States was due to: (i) healthy demand, explained basically by the changes in consumer habits, driving, for example, demand for packaging, and by the inventory rebuilding in the production chain; and (ii) the lower-than-expected recovery in PE supply in the United States after the impacts from Winter Storm Uri on the U.S. Gulf Coast, where producers were affected by unscheduled shutdowns and feedstock supply constraints. The ethane price in the international market also increased, but at a lower proportion than the PE price. In relation to the prior-year quarter, the spread increased 208%, explained mainly by the impacts of COVID on demand for petrochemical products and resins in 2Q20.

2.3.2	OPERATIONAL OVERVIEW

a) PE demand in the Mexican market: increase in relation to 1Q21 (+5%) due to the recovery in economic activity in the region, which affected primarily demand from the packaging industry. In relation to the prior-year quarter, demand increased (+13%), reflecting the economic slowdown in 2Q20 influenced by COVID.

12 U.S. PE – U.S. ethane price

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b) Average utilization rate of PE plants: the utilization rate was in line compared to 1Q21, explained by the lower imported ethane supply for production as consequence of the non-scheduled shutdown in May at the petrochemical complex in Mexico due to a specific instability in power electricity supply at Braskem Idesa, despite the increase in ethane supply by Pemex in the period. Compared to 2Q20, the utilization rate decreased (-23 p.p.), explained by lower ethane supply by Pemex and imported ethane due to a specific instability in power electricity supply at Braskem Idesa and the impact of the process of returning to operations after winter storm Uri.

To complement the supply of ethane by Pemex, Braskem Idesa continued importing ethane from the United States. Currently, Fast Track’s expected capacity in Mexico is approximately 20,000 barrels of ethane per day, and in June 2021 the Company imported 16,500 barrels of ethane per day on average, which represents around 83% of Fast Track’s current capacity. In 2Q21, Braskem Idesa imported 8,800 barrels of ethane per day on average, impacted by the unscheduled shutdown in May due to a specific instability in power supply to Braskem Idesa. Moreover, the Company keeps working in the conclusion of capacity expansion of Fast Track 2.0 to 26,000 barrels of ethane per day in the United States which should be concluded during 3Q21.

c) PE sales volume: increased in relation to 1Q21 (+15%) due to the limited product availability for sale in the previous quarter after the interruption of natural gas supply at the end of 2020 and after the impacts from winter storm Uri on the U.S. Gulf Coast. Compared to 2Q20, sales volume decreased (-32%) due to the higher product availability in the prior-year quarter.

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2.3.3	FINANCIAL OVERVIEW

A) NET REVENUE: increases in Brazilian real (+45%) and U.S. dollar (+51%) compared to 1Q21 due to the higher PE price in the international market and the higher sales volume in the period.

Compared to 2Q20, the increases in Brazilian real (+76%) and U.S. dollar (+79%) are explained by the higher PE price in the international market.

Sales by sector (%)

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Sales by region (% in tons)

B) COST OF GOODS SOLD (COGS): increases in Brazilian real (+13%) and U.S. dollar (+17%) compared to 1Q21 due to the higher sales volume and the higher ethane price in the international market.

Compared to 2Q20, the increases in Brazilian real (+3%) and U.S. dollar (+4%) are explained by the higher cost of production inputs due to an increase in ethane and natural gas prices in the international market, besides the higher volume of imported ethane in the period.

C) SG&A Expenses: in U.S. dollar, increase in relation to 1Q21 (+4%), mainly due to the effect of Mexican Pesos appreciation against U.S. dollar in expenses with salary. Compared to 2Q20, the increase (+18%) was due to higher expenses with salary, with third parties and with profit sharing.

D) RECURRING OPERATING RESULT: accounted for 11% of the Company’s consolidated recurring Operating Result.

In light of the allegations of undue payments related to the Ethylene XXI project, which were originally published in the media in Mexico and were included in the testimony by the former CEO of PEMEX to the Office of the Attorney General of Mexico (“Allegations”), Braskem S.A., together with Braskem Idesa, in compliance with the standards established by Braskem's Global Compliance System Policy and Braskem Idesa's governance guidelines, approved the hiring of a U.S. law firm with proven experience in similar cases to conduct an independent internal investigation of the Allegations (“Investigation”).

The Investigation is ongoing and the Company is, at the moment, unable to estimate the scheduled date of its conclusion or its outcome and/or possible impacts, if any, on its quarterly information, and it has not identified, to date, matters that could affect or require disclosure in the quarterly information. If the Investigation finds evidence to support any of the Allegations, such findings could affect the Company's business, reputation, financial condition, controls and operating results, as well as the liquidity and price of the securities issued by it.

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3.	CONSOLIDATED PERFORMANCE 2Q21

A)	REVENUE BY REGION

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B) CONSOLIDATED COGS

C) OTHER NET REVENUE (EXPENSES)

In 2Q21, the Company registered revenue of R$656 million, mainly due to: (i) the effect from the recognition of PIS/COFINS tax credits in the amount of R$473 million; (ii) the effect of R$68 million from other tax credits; and (iii) the reversal of the provision for payment of damages in Alagoas in the amount of R$72 million. Compared to 2Q20, the increase is explained basically by the effect from the recognition of the PIS/COFINS tax credit in 2Q21.

In 2Q21, the Company registered an expense of R$298 million. The increase in expenses in relation to 1Q21 is mainly explained by the expenses with the scheduled general maintenance shutdown at the plants in ABC, São Paulo. Compared to 2Q20, the reduction is explained by the accounting provision for the expenses associated with the geological event in Alagoas in 2Q20.

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D) RECURRING OPERATING RESULT13

In 2Q21, the Company’s recurring Operating Result was US$1,776 million, 40% higher than 1Q21, mainly due to: (i) better international spreads for PE, PVC and main chemicals in Brazil, for PP in the United States and Europe and for PE in Mexico; and (ii) higher sales volumes of PP in the United States and PE in Mexico. Compared to the same quarter last year, recurring Operating Result in U.S. dollar increased 530%, due to: (i) better international spreads for main chemicals in Brazil and resins in all regions; and (ii) higher sales volume of resins and main chemicals in Brazil and PP in the United States and Europe. In Brazilian real, recurring Operating Result was R$9,400 million, 35% and 522% higher than in 1Q21 and 2Q20, respectively, due to the appreciation of Brazilian real against U.S. dollar.

E) NET FINANCIAL RESULT

BRASKEM (ex-BRASKEM IDESA)

Financial expenses: decrease compared to 1Q21 (-22%) due to (i) the reduction in the balance of gross debt with the prepayments concluded in the period; (ii) the reduction in expenses with derivatives; and (iii) the impact of the appreciation of the Brazilian real against U.S. dollar on interest expenses. Compared to 2Q20, the increase (+12%) is explained by the amortization of transaction costs related to the prepayments concluded in the period.

13 Braskem’s consolidated result is equal to the sum of the results of Brazil, United States, Europe and Mexico minus the eliminations of revenues and costs related to product transfers between these regions.

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Financial revenue: decrease compared to 1Q21 (-42%) due to (i) the lower recognition of interest on tax assets related to PIS and COFINS debts calculated in excess in previous years and (ii) the impact of lower income from derivatives related to feedstock operations. Compared to 2Q20, the increase (+130%) is explained by the higher recognition of interest on tax related to PIS and COFINS debts calculated in excess in previous years.

Net exchange variation: compared to 1Q21 and 2Q20, the increase is mainly explained by the appreciation in the Brazilian real against the U.S. dollar on the net exposure in the amount of US$3,170 million

Transactions in financial instruments designated as hedge accounting

In the quarter, the Company: registered US$186 million (R$646 million) in exports from a designated flow. The initial designation rate was US$1/R$2.0017, while the average realization rate was US$1/R$5.4739.

The balance of financial instruments designated for hedge accounting ended 2Q21 at US$5.3 billion.

Long-Term Currency Hedge Program:

Braskem’s feedstock and products have their prices denominated or strongly influenced by international commodity prices, which are usually denominated in U.S. dollars. Starting in 2016, Braskem contracted derivative instruments to mitigate part of the exposure of its cash flow denominated in Brazilian real. The main purpose of the program is to mitigate U.S. dollar call and put option agreements, protecting estimated flows for a 24-month period.

On June 30, 2021, Braskem had a notional value of outstanding put options of US$2.17 billion, at an average exercise price of R$/US$4.59. At the same time, the Company also had a notional value of outstanding call options of US$1.5 billion, at an average exercise price of R$/US$6.5. The contracted operations have a maximum term of 24 months. The mark-to-market (fair value) adjustment of these Zero Cost Collar (“ZCC”) operations was positive R$76 million at the end of the quarter.

As a result of the depreciation of the Brazilian real in relation to the U.S. dollar during the program, the Company exercised part the calls of the ZCC program. The effect on cash flow for 2Q21 was R$35 million.

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BRASKEM IDESA

Financial expenses: down compared to 1Q21 (-3%) and 2Q20 (-7%) explained by the impact from the lower interest linked to the Project Finance structure and to the bond issued by Braskem Idesa in late 2019 due to the reduction in the debt balance and Brazilian real appreciation against the U.S. dollar. This reduction was partially offset by the higher expenses with derivative instruments associated with the interest rate swap operations under the Project Finance.

Financial income: reduction in relation to 1Q21 (-72%), due to the lower income from derivative related to the interest rate swap operation linked to the Project Finance, which was partially offset by the increase in the profitability of Braskem Idesa's financial investments. Compared to 2Q20, the increase is explained by the higher income from derivative related to the interest rate swap operation linked to the Project Finance.

Net exchange variation: increases compared to 1Q21 and 2Q20, due to the appreciation in the Mexican peso against the U.S. dollar on the outstanding balance of the loan of Braskem Idesa in the amount of US$2,387 million.

F) FREE CASH FLOW

Free cash flow generation in 2Q21 was R$1,554 million, explained mainly by: (i) the strong recurring Operating Result in the quarter; and (ii) the monetization of PIS/COFINS credits in the approximate amount of R$656 million. These positive impacts were mainly offset by: (i) the negative variation in working capital, mainly due to the supplier management, the higher sales prices for resins and main chemicals in the international market, and the inventory rebuilding; and (ii) the increase in IR/CSLL due to the higher recurring Operating Result.

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G) LIQUIDITY & CAPITAL RESOURCES

BRASKEM (ex-BRASKEM IDESA)

On June 30, 2021, the average debt term was around 14 years, with approximately 50% of maturities concentrated after 2030. The weighted average cost of the Company’s debt was exchange variation plus 5.2%.

Debt US$ million	jun/21 (A)	mar/21 (B)	jun/20 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Consolidated Gross Debt	**9,027**	**9,713**	**11,115**	***-7%***	***-19%***
in R$	142	299	288	*-53%*	*-51%*
in US$	8,885	9,415	10,826	*-6%*	*-18%*
(-) Debt - Braskem Idesa	**2,208**	**2,308**	**2,407**	***-4%***	***-8%***
in US$	2,208	2,308	2,407	*-4%*	*-8%*
(+) Financing Derivatives	-	-	**33**	***n.a.***	***-100%***
in US$	-	-	33	*n.a.*	*-100%*
(=) Gross Debt (Ex-Braskem Idesa)	**6,819**	**7,406**	**8,741**	***-8%***	***-22%***
in R$	142	299	288	*-53%*	*-51%*
in US$	6,677	7,107	8,453	*-6%*	*-21%*
Cash and Cash Equivalents Consolidated	**2,716**	**2,876**	**3,291**	***-6%***	***-17%***
in R$	1,821	1,825	1,108	*0%*	*64%*
in US$	895	1,051	2,183	*-15%*	*-59%*
(-) Cash and Cash Equivalents - Braskem Idesa	**196**	**175**	**196**	***12%***	***0%***
in US$	196	175	196	*12%*	*0%*
(-) Exclusive Cash to Alagoas	**246**	**233**	**300**	***5%***	***-18%***
in R$	246	233	300	*5%*	*-18%*
(-) Cash and Cash Equivalents (Ex-Braskem Idesa and Alagoas)	**2,274**	**2,469**	**2,796**	***-8%***	***-19%***
in R$	1,576	1,592	809	*-1%*	*95%*
in US$	699	876	1,987	*-20%*	*-65%*
(=) Net Debt	**4,545**	**4,937**	**5,945**	***-8%***	***-24%***
in R$	(1,434)	(1,294)	(520)	*11%*	*176%*
in US$	5,978	6,231	6,466	*-4%*	*-8%*
(+) Global Agreement	**291**	**305**	**387**	***-5%***	***-25%***
in R$	218	190	250	*15%*	*-13%*
in US$	73	115	137	*-37%*	*-47%*
Recurring Operating Result (LTM)[1]	**4,109**	**2,741**	**891**	***50%***	***361%***
Net Debt/Recurring Operating Result (LTM)	**1.18x**	**1.91x**	**7.11x**	***-38%***	***-83%***
(-) Hybrid Bond[2]	**313**	**306**	-	***2%***	***n.a.***
in US$	313	306	-	*2%*	*n.a.*
(=) Net Debt with 50% of hybrid bond	**4,522**	**4,936**	**6,332**	***-8%***	***-29%***
Net Debt/Recurring Operating Result (LTM) with hybrid bond	**1.10x**	**1.80x**	**7.11x**	***-39%***	***-85%***

[1]The Company modified its Recurring Operating Result calculation methodology as of 4Q19 to exclude non-recurring effects, the main one being PIS and COFINS credits (excluding the ICMS calculation base)

[2]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment

The liquidity position of US$3,274 million is sufficient to cover the payment of all liabilities coming due in the next 78 months, considering the international rotating credit facility of US$1 billion available through 2023.

In the quarter, given its strong cash position and to reduce its gross debt, the Company concluded several operations totaling US$643 million, highlighting: (i) the offer to repurchase bonds coming due in 2023 and 2041, in the aggregate of US$243 million; (ii) prepayment of Commercial Notes of R$508 million (US$103 million); (iii) prepayment of Export Credit Note of R$400 million (US$81 million); and (iv) prepayment of Export Prepayments of US$100 million.

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Debt Profile (US$ million) 06/30/2021 (1)

3,274
2,274
1,000
453
1,821
3%
12
185
6%
22
372
4%
22
221
11%
22
737
3%
15
217
3%
20
211
20%
17
1,371
50%
13
3,482
06/30/2021 Cash
2021
2022
2023
2024
2025
2026/2027
2028/2029
2030 onwards
Invested in R$
Invested in US$
Local Currency
Foreign Currency
Standby

(1) Does not consider the amount of R$1.2 billion destined to the Financial Compensation and Relocation Support Program in Alagoas

Additionally, in July, the Company fully redeemed the 2022 bonds in the amount of US$255 million and concluded the prepayment of the bank loan in the amount of US$110 million. After these payments, the average debt term turned to around 15 years, with 53% of maturities concentrated after 2030. The weighted average cost of the Company’s debt was exchange variation plus 5.2%.

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Debt Profile (US$ million) Proforma (1)
2,917
1,917
1,000
453
1,464
3%
183
12
2%
117
22
4%
22
221
12%
22
737
2%
117
15
4%
20
211
21%
17
1,371
53%
13
3,482
06/30/2021 Cash
2021
2022
2023
2024
2025
2026/2027
2028/2029
2030 onwards
Invested in R$
Local Currency
Standby
Invested in US$
Foreign Currency

(1) Does not consider the amount of R$1.2 billion destined to the Financial Compensation and Relocation Support Program in Alagoas

BRASKEM IDESA

On June 30, 2021, the average debt term was around 5 years, with 40% of maturities in 2029 onwards. The weighted average cost of the Company’s debt was exchange variation plus 5.4%.

Braskem Idesa has guarantees typical to Project Finance structures: debt service reserve account and contingent equity commitment. At the close of June 2021, such guarantees corresponded to US$194 million and US$208 million, respectively.

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H) INVESTMENTS & VALUE CREATION

The Company’s investment plans for 2021 are as follows: (i) US$667 million for operating investments; (ii) US$97 million for strategic investments; and (iii) US$34 million for operating investments at Braskem Idesa.

Operating Investments 2Q21: the main operating investments were in: (i) the scheduled general maintenance shutdown at the plants in ABC, São Paulo; (ii) the continued ramp-up in activities at the chlor-alkali plant in Maceió; (iii) the scheduled maintenance shutdown at the PVC plant in Maceió; and (iv) the preparations for the scheduled maintenance shutdown at the PVC plant in Bahia.

Strategic Investments 2Q21: expenditures were allocated to the following projects: (i) modernization of the electrical system of the petrochemical complex in ABC; (ii) construction of a recycling line for high-quality post-consumer resin in Brazil; and (iii) expansion of biopolymer capacity at the Triunfo Petrochemical Complex.

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VALUE CREATION

Transform For Value Program

During the first half of 2021, the Transform for Value (TFV) Program continued to make progress in mapping new opportunities and in its implementation of the initiatives already mapped, ending the half-year with initiatives with the potential to capture US$147 million/year14.

As already mentioned, the program focuses on improvement initiatives with gains expected by end-2023, and which are organized by in stages to facilitate the management and communication of each initiative’s progress, according to the following concepts:

▪	Stage 1 – Identification: initiatives in the formatting and/or identification of solutions stage – Recently conceived and/or not yet prioritized for further development, they do not have a detailed business case
▪	Stage 2 – Planning: Initiatives in the finalization/update stage of the quantification of impacts and execution plan – They have a detailed business case, assessment of potential capture and implementation schedule
▪	Stage 3 – Execution: Initiatives in the implementation stage - They have the allocation of necessary resources for their implementation, since they have already been prioritized and approved
▪	Stage 4 – Run-rate: Initiatives in the initial stage of operation, in which there is stabilization of performance and measurement of gains according to previously defined assumptions
▪	Stage 5 – Concluded: Initiatives already implemented and whose stabilization process has been completed - In some cases they underwent an internal audit to validate the gains

The program’s global scope encompasses not only the actions of the Transformation Office, but also those of the Digital Center, Energy projects, Continuous Industrial Improvement initiatives and CAPEX projects involving Competitiveness & Productivity (C&P).

Today, in addition to the US$147 million/year in stages 4 and 5 mentioned above, Braskem envisages a set of improvement initiatives in stages 1, 2 and 3 that could generate over US$293 million/year, bringing the total to approximately US$440 million/year15 by 2023. The company’s previous estimate called for recurring gains of around US$340 million/year by 2023, but a new set of initiatives effectively increased the potential of our pipeline.

Some of the initiatives coordinated by the program already have resulted in significant improvements that have streamlined both corporate processes and industrial operations.

One highlight is the Redesign of Forecast-to-Stock and Order-to-Cash, which involve two of the company’s most important macro-processes. Forecast-to-Stock (FTS) covers aspects ranging from forecasting demand and production and sales planning to the supply of products in inventory. Meanwhile, Order-to-Cash (OTC) starts with the receipt of orders from clients and goes on to include order management, order delivery and ultimately payment collections.

The project simplifies processes by reviewing and implementing a fluid and integrated routine from end to end. The effort makes processes smarter, more flexible and responsive and provides total visibility and efficient communication among the various areas. Efforts also are made to ensure engagement by the various planning levels and to increase the visibility of order status in order to consequently increase client satisfaction and maximize Braskem's profitability.

The project’s main positive impacts to date include:

14 Considering only initiatives in stage 4 (Run-Rate), when measurements of gains could vary as actions advance, and in stage 5 (Concluded), after stabilization and/or the internal audit.

15 Considering initiatives in all 5 stages, in accordance with the maturity monitoring methodology for initiatives established under the Transform for Value Program.

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For Forecast-to-Stock:

▪	Reduction in manual labor by implementing a statistical model for projecting demand
▪	Adjustment of safety inventories to meet demand better and reduce operating costs
▪	Greater precision in production planning by reviewing production frequency, minimizing off-spec generation[16] and improving product supply forecasting
▪	Reducing negotiations of exceptions, which improves efficiency in the execution of key steps of the process
▪	Clear definition of roles and responsibilities to increase agility in the decision-making process

For Order-to-Cash:

▪	Efficiency gains from automating the sale order flow
▪	Increased agility in identifying payments and credit limit analyses
▪	Better visibility of order status and more accurate delivery estimates
▪	Increased autonomy for clients by implementing self-service tools
▪	Reduction in logistics costs by implementing optimized distribution networks

The project started in the South America operations where, when fully implemented, the gains should reach US$20-50 million/year17. The regional teams already have been in the solutions implementation phase since April and, by the end of June 2021, the project was producing gains of around US$18 million/year, which leaves us confident in reaching the upper limit of the projected gains. In July 2021, we expanded the project to our North America, Europe and Asia operations, where initial estimates indicate gains on par with those of the South America operations.

Another highlight is the initiative related to the opportunities identified in the industrial maintenance. The purpose is to address the gaps identified based on international benchmarks in both maintenance costs and the mechanical availability of some of our key industrial assets. The actions were consolidated under a project called Reliability Journey, which currently includes six industrial assets in Brazil and already is planning expansions to other assets in North America.

Reliability Journeys are medium/long-term projects, since they consider the routine maintenance, investment cycles and general maintenance shutdown of such assets.

By their nature, they are action plans that should last up to five years, with multidisciplinary initiatives that involve the production, maintenance and process engineering teams, as well as the senior leadership of each of the industrial complexes involved in the program.

Progress on the actions must generate gains through the following levers:

▪	In the short/medium term, increase in the mechanical availability of assets and consequently a reduction in industrial losses, whether due to off-spec production of off-line time
▪	In the long term, reduction in maintenance costs resulting from better planning and prioritization of activities, as well as more efficient monitoring of equipment conditions
▪	Strengthening the culture of reliability, focusing on increasing the perpetuity of assets and improving operational safety
▪	Disseminating knowledge and good practices across the various plants

Planning for the Reliability Journeys began in late 2020, and initial estimates point to gains of approximately US$38 million/year4 by 2023, considering the six assets currently covered by the program. Currently, the teams already are implementing actions at all assets, and the focus is advancing in the work plans. During 2022, we should be able to see the results of the initial actions in increasing mechanical availability and consequently be able to measure gains.

16 Off-spec refers to products that do not comply with the specifications required for sale as a 100% defect-free product.

17 Expectation of capture when the initiatives reach stage 5 (Concluded), after stabilization and/or internal audit, in accordance with the maturity monitoring methodology for the initiatives established by the Transform for Value Program.

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Capacity Expansion & Energy Efficiency Projects

Project to expand biopolymers production capacity in the Triunfo Petrochemical Complex in Rio Grande do Sul

Expansion of current green ethylene production capacity from 200 kta to 260 kta using feedstock made from sugarcane ethanol that is used to make “I’m GreenTM” resins, with startup expected for the end of 2022 and investments estimated at US$61 million. The project is aligned with the Company’ goals of reducing its greenhouse gas emissions by 15% by 2030 and of reaching carbon neutrality by 2050, while also reinforcing its position as the global leader in biopolymers production. As of 2Q21, the Company had disbursed US$2.1 million, representing 7.2% completion of the investment.

Project to produce high-quality recycled resin

In partnership with Valoren, a company specializing in developing and operating technologies for transforming solid waste, Braskem will invest R$67 million in the construction of a recycling line with capacity to transform some 250 million pieces of packaging into 14 tons of high-quality, post-consumer resin per year. The project will be installed in Indaiatuba, in the interior of São Paulo state, and is expected to start operations in the fourth quarter of 2021. As of 2Q21, the Company had disbursed R$19.1 million, representing 38% completion of the investment.

Energy efficiency project for ABC Petrochemical Complex

In partnership with the German-based company Siemens, the Company is modernizing its ABC petrochemical complex in São Paulo. With total estimated investment of R$600 million, considering the disbursements from Braskem and Siemens, the project includes replacing the steam turbines that currently meet the needs of the complex with high-speed electrical engines developed with state-of-the-art and high-performance technology.

As of 2Q21, the project had reached completion of approximately 97%. The startup of the new systems is expected for the second quarter of 2021 with the resumption of operations in ABC after the general maintenance shutdown. With the resumption of operations, the commissioning of energy cogeneration will start, which falls under the scope of Siemens, Braskem’s partner in this project, with startup slated for the second half of 2021. The project will provide operational efficiency in terms of energy, water and other materials consumption, reducing costs as a consequence.

4.	2030 & 2050 COMMITMENTS
4.1	HEALTH & SAFETY

▪	People Safety: the consolidated overall reported and lost time injury-frequency rate in the year to 2Q21 was 0.86 event per million hours worked, down 3% from the same quarter last year. The reduction is due to advances under the human reliability program, which aims to raise awareness on the safety and prevention of occupational accidents, mainly related to the management of contractors.
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▪	Process Safety: The TIER 1 rate[18] in the year to 2Q21 was 0.08 event per million hours worked, while the Tier 2 rate[19] was 0.12 event per million hours worked in the year to 2Q21, with both representing reductions (-27% and -71%, respectively) in relation to the prior-year quarter due to advances under the mechanical integrity program.

4.2	FINANCIAL & ECONOMIC RESULTS

▪	Integrated Report 2020: Launch of the Integrated Report 2020, which follows the reporting standards of the Global Reporting Initiative (GRI), the International Integrated Reporting Council (IIRC) and, for the first time, the Sustainability Accounting Standards Board (SASB).
▪	ISO 37001 – Anti-bribery: Receipt of ISO 37001 certification, an international standard that establishes the rules and standards an Anti-bribery Management System and analyzed the management and operation of Braskem’s Compliance and Anti-bribery Management System (SGAS) in Brazil related to the production and sale of chemical and petrochemical products and its respective administrative support services.
▪	Audit Committee: The Extraordinary Shareholders Meeting held in July approved the reform and restatement of the Company’s Bylaws to transform the Compliance Committee into the Compliance and Statutory Audit Committee (CCAE) as part of the ongoing improvements to corporate governance practices of the Company. Creating a CCAE is a recommendation of the Brazilian Corporate Governance Code that is incorporated by the Securities and Exchange Commission of Brazil (CVM) in CVM Instruction 480/09. This committee will be formed by independent members, with two external members appointed from a list selected by a headhunter company.
▪	FTSE4Good Index Series: Braskem will remain listed in FTSE4Good Index, after being independently assessed according to the FTSE4Good criteria, satisfying the requirements to become a constituent of the FTSE4Good Index Series. Created by the global index provider FTSE Russell, the FTSE4Good Index Series is designed to measure the performance of companies demonstrating strong Environmental, Social and Governance (ESG) practices.
▪	Board of Directors ESG Oversight: Periodically, the Board of Directors and its supportive committees, when applicable, evaluate the Company’s advancements in ESG practices, including the monitoring of the assessment of corporate risks related to the subject. In 2Q21, the main topics discussed were:

(i)	Evolution of initiatives related to the ESG value agenda along the capital markets, such as the structure and objective of the ESG Day and unification of the 2020 Integrated Report, both contributions to the Economic and Financial Results dimension
(ii)	Evolution of the mitigation strategy for the image of plastic risk, such as advances related to sectorial partnerships against plastic waste in the seas and the development of circular products and applications, contributing to the Plastic Waste Disposal dimension

18 Incident with loss of containment of products above the limits established in the American Petroleum Institute (API) 754 for TIER 1, based on the product released, or any release that causes: fatality or lost-time injury of an employee or third party, hospital damages or fatality of the external public, financial losses greater than US$100,000, or evacuation of the community.

19 Incident with loss of containment of products above the limits established in the American Petroleum Institute (API) 754 for TIER 2, based on the product released, or any release that causes: reportable injury of own employee or third party and financial loss greater than US$2,500.

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4.3	ELIMINATING PLASTIC WASTE

▪	Recycling Island in Triunfo, Rio Grande do Sul: a new structure at the Technology & Innovation Center in Triunfo, Rio Grande do Sul, the Recycling Island will be responsible for testing the performance of recycled resins and for developing innovative and sustainable products, while also seeking to foster the development of the recycling chain and associated market.

Recycled Sales (I’m green Recycled)

▪	Brazil: increase in sales of recycled resins compared to 1Q21 (+5%) and 2Q20 (212%), mainly due to the Company’s progress in expanding its portfolio of resins with recycled content and its positioning as a supplier of post-consumer resins. In the case of chemicals[20], sales decreased in relation to 1Q21 (-3%), due to the unavailability of the product, and increased in relation to 2Q20 (+20%), reflecting the growth in demand after the impacts from COVID.
▪	United States & Europe: reduction in relation to 1Q21 (-9%), due to the lower availability of raw material. Compared to 2Q20, sales increased in the United States due to the recovery in industrial production and in demand after the impacts from COVID.
▪	Mexico: reduction compared to 1Q21 (-14%), given the higher competitiveness of virgin resin imports, especially from Asia, in Central America and the Caribbean. Compared to 2Q20, increase due to the expansion in the recycling business in the region.

4.4	COMBATING CLIMATE CHANGE

▪	Green PE wax: Braskem has launched the world’s first polyethylene (PE) wax made from renewable resources, which will be used to make adhesives, cosmetics, paints and composites used in thermoplastic resin converter processes. The product is made from sugarcane ethanol, has a smaller CO2 footprint, is recyclable and meets applications in multiple markets.

20 The recycled chemicals are not considered under the brand I’m greenTM.

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Green PE Sales (I’m green Biobased)

•	Utilization Rate (Green Ethylene): the green ethylene plant operated at a capacity utilization of 105%, increasing in comparison with both 1Q21 (+17 p.p.) and 2Q20 (+16 p.p.), reflecting the growing demand for Green PE.

Note that in June, green ethylene production set another monthly record and, for the first time, a quarterly production record.

•	Sales and Recurring Operating Result: sales decreased in relation to 1Q21 (-10%) and 2Q20 (-10%), explained by operational incidents at the polyethylene plants and limited availability of logistics and transport for exports. The recurring Operating Result in Brazilian real of this segment declined in relation to 1Q21 (-22%), mainly due to a lower sale. Compared to 2Q20, sales increased (+48%), explained by both higher sales volume and higher prices, basically reflecting the stronger demand for the product and the recovery in economic activity after the effects from COVID.

4.5	OPERATIONAL ECO-EFFICIENCY

ECO-INDICATORS21

In the year to date, the ecoefficiency indicators of Braskem’s plants were mainly affected by the higher production volume resulting from the restarting of the chlor-alkali plant in Alagoas state and the startup of the new PP plant in the United States, as well as higher production of the crackers in Bahia and Rio Grande do Sul. The solid waste generation indicator increased (11%), mainly due to the scheduled shutdown at the petrochemical complex in ABC, which involves cleaning and maintaining equipment operations that increase solid waste generation. The water and energy consumption indicators decreased 5% and 7%, respectively, mainly due to the better operating performance of the units in Bahia and Rio Grande do Sul.

21 The data can be revised depending on internal updates.

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4.6	SOCIAL RESPONSIBILITY & HUMAN RIGHTS

▪	Sponsorship of Paralympics: Renewal of the sponsorship agreement with the Brazilian Paralympic Committee (CPB) through April 2022. The continuation of Braskem’s partnership will support the development of the Brazilian para-athletics team in Brazil and abroad, while supporting high-performance initiation actions at both the Paralympic Training Center located in São Paulo (SP) and the CPB Reference Centers in other regions of the country.
▪	UN WEPs[22] Awards 2021: Recognized, for the second straight time, in the bronze category of the United Nations Women's Empowerment Principles Awards. The awards encourage and recognize the efforts of companies that promote a culture of gender equality and women empowerment in Brazil. The initiative is recognized by the United Nations (ONU), through the United Nations Global Compact and United Nations Women, in partnership with its Brazilian counterparts, the UN Global Compact Network Brazil and UN Women in Brazil.
▪	Pro Gender and Race Equality Program: Recognized with the Seal of the 6th Edition of the Pro Gender and Race Equality Program, granted by the Ministry of Women, Family & Human Rights (MMFDH), UN Women and the International Labour Organization (ILO), whose purpose is to recognize actions and initiatives that foster gender and race equality in the workplace. The awards ceremony, which was held in the ministry building in Brasília, featured the participation of representatives from 63 other companies and institutions that registered for the awards, which were launched in 2018.
▪	Support in the Fight against COVID and its Impacts: continuous support for COVID impacts, with a focus on humanitarian aid to fight hunger, based on donations that will total R$15 million by the end of the year. The Company has begun delivering 55 thousand food baskets, 25 thousand cleaning kits and 3 tons of produce, focusing mainly on supporting communities close to Braskem facilities and in the capitals of the states where the Company is present. In addition, through Braskem volunteer program, more than 1,200 volunteers raised more than R$300,000 in donations to combat hunger, and Braskem multiplied by 5x the amount donated by Members. This initiative by the volunteers, together with Braskem incentive, will enable the donation of over 27 thousand basic food baskets.

4.7	SUSTAINABLE INNOVATION

22 Women's Empowerment Principles

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▪	R&D Portfolio: By the end of 2Q21, the research and development portfolio included 120 projects, with net present value of US$2,360 million and a sustainability index of 76%. Since the start of the year, five projects have been launched, with combined net present value of US$22 million, notably the launch of the new high rigidity polypropylene (PP), which objective is serving mainly the European automotive market and allows the production of lighter automotive parts and with low VOC (volatile organic compounds) for car interiors.

5.	CAPITAL MARKETS

On June 30, 2021, Braskem’s stock was quoted at R$59.55 (BRKM5) and US$23.84 (BAK). The Company’s shares are listed on the Level 1 corporate governance segment of the B3 – Brasil, Bolsa e Balcão and on the New York Stock Exchange (NYSE) through Level 2 American Depositary Receipts (ADRs). Each Braskem ADR (BAK) corresponds to two class “A” preferred shares issued by the Company.

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5.1	RATING

In May, the risk rating agency Fitch Ratings upgraded Braskem’s outlook to positive and reaffirmed its risk rating on the global scale of BB+. Furthermore, in July, the risk rating agency Moody’s upgraded Braskem’s outlook to stable and reaffirmed its risk rating on the global scale of Ba1. The upgrades in outlook reflect the Company’s permanent commitment to maintaining its liquidity position and cost discipline to reduce its corporate leverage and regain its investment grade rating.

Since its last earnings release, the risk-rating agency Standard & Poor’s (S&P) has kept its rating for Braskem on the global scale at BB+, with a stable outlook.

Braskem reiterates that it maintains a solid cash position and debt maturity profile concentrated in the long term. Furthermore, in line with its continuous commitment to its financial health and to regaining its investment grade rating, Braskem continued to reduce its corporate leverage, measured as the ratio of net debt to recurring Operating Result in U.S. dollar, which ended 2Q21 at 1.10x, down 39% in relation to 1Q21 (1.80x).

5.2	BRASKEM MODELING – OUTLOOK 3Q21 vs. 2Q21

BRAZIL

Growth in total resin sales volume (internal and external markets), given the expectation on the normalization of the operation at the petrochemical center in ABC, São Paulo after the scheduled general maintenance shutdown in 2Q21. The Company also will continue to implement the strategy of prioritizing sales to the Brazilian and South American markets.

In relation to petrochemical spreads, based on the forecasts of international external consultants, the expectation is for PE-Naphtha spreads to remain at levels above the industry’s upcycles, due to the delay in the normalization of inventories in the US after supply interruptions, reducing the availability of supply in the region, and given the expectation of continued solid demand, with local distributors and resellers rebuilding inventories to prepare for hurricane season in the US region. Furthermore, the expectation is for a narrowing of PP and PVC spreads in relation to 2Q21, due to the lower demand caused by the advancement of COVID variants in India and Southeast Asia.

UNITED STATES & EUROPE

In the United States, the expectation is for PP sales volume to remain at current levels, given the stability in product supply after the normalization of PP production in the country in 2Q21.

In addition, based on forecasts by international external consultants, PP-Propylene spreads in the United States should remain healthier in 3Q21, supported by continued solid demand and the expected impact on the supply caused by the hurricane season in the region.

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Regarding the Company’s business in Europe, sales volume should remain in line with 2Q21, due to the stability in product supply, but with lower Europe PP-Propylene spreads, due to the end of period of scheduled shutdowns at producers in the region and higher imports from Asia.

MEXICO

In the Mexico business, the expectation is for higher PE sales volume due to the expected increase in product supply with the higher supply of ethane from the United States (Fast Track).

In relation to spreads, based on the forecasts of external consultants, the expectation is for U.S. PE-Ethane spreads to remain stable in 3Q21, mainly due to the continued solid demand, with local distributors and resellers rebuilding inventories to prepare for hurricane season in the US region.

5.3	INDICATORS

Indicators US$ million	2Q21 (A)	1Q21 (B)	2Q20 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Operating					
Recurring Operating Result	1,776	1,266	282	40%	530%
Operating Margin[1]	36%	31%	14%	*5 p.p.*	*22 p.p.*
SG&A/Net Revenue (%)	4%	5%	8%	*0 p.p.*	*-4 p.p.*
Financial[2]					
Net Debt	4,835	5,242	6,332	-8%	-24%
Net Debt/Recuring Operating Result (LTM)	1.10x	1.80x	7.11x	-39%	-85%
Recurring Operating Result (LTM)/Interest Paid (LTM)	9.50	6.24	2.75	52%	245%
Company Valuation					
Share Price (Final)	11.9	7.0	4.2	71%	181%
Shares Outstanding (Million)[3]	796	796	796	0%	0%
Market Cap	9,480	5,545	3,375	71%	181%
Net Debt	6,360	6,858	8,018	-7%	-21%
Braskem	4,835	5,242	6,332	-8%	-24%
Braskem Idesa (75%)	1,525	1,616	1,686	-6%	-10%
Enterprise Value (EV)[4]	17,364	13,901	12,275	25%	41%
Recurring Operating Result LTM	4,443	2,981	1,166	49%	281%
Braskem	4,109	2,741	891	50%	361%
Braskem Idesa (75%)	334	240	276	40%	21%
EV/Recurring Operating Result LTM	3.9x	4.7x	10.5x	-16%	-63%
FCF Yield (%)	13%	13%	-4%	*0 p.p.*	*16 p.p.*
TSR (%)[5]	71%	54%	28%	*17 p.p.*	*43 p.p.*

[1]It considers the Recurring Operating Result in relation to net revenue

[2]Does not consider Net Debt, Recurring Operating Result and Interest Paid of Braskem Idesa

[3]Does not consider shares held by treasury

[4]It considers the provision related to the geological event of Alagoas

[5]It considers TSR from the quarter

[5]Earnings per preferred share class A

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LIST OF ANNEXES:

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ANNEX I

Consolidated Income Statement

ANNEX II

Consolidated Recurring Operating Result Calculation

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ANNEX III

Consolidated Balance Sheet

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ANNEX IV

Consolidated Cash Flow

44

ANNEX V

Braskem Idesa Income Statement

ANNEX VI

Braskem Idesa Balance Sheet

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ANNEX VII

Braskem Idesa Cash Flow

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.